UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-40301

Infobird Co., Ltd

(Registrant’s Name)

Room 706, 7/F, Low Block, Grand Millennium Plaza,

181 Queen’s Road Central, Central, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

 Entry into a Material Agreement

As disclosed in the current report on Form 6-K filed on December 6, 2024, Infobird Co., Ltd (the “Company”) entered into an equity acquisition agreement (the “Equity Acquisition Agreement”) with One One Business Limited.

On December 20, 2024, the transaction contemplated in the Equity Acquisition Agreement closed. The Company paid $19.8 million in cash and issued a senior convertible note in the principal amount of US$5,953,095 (the “Convertible Note”). The Convertible Note includes an original issue discount of fifteen percent (15%) of the aggregate principal amount. After closing, the Company has become the legal and beneficial owner of 97% of the issued and outstanding equity of Pure Tech Global Limited. The Convertible Note bears an interest at a rate of 5% per annum. The Convertible Note will mature and be due and payable in full on the date that is twenty-four (24) months following the date of the Convertible Note. At the option of the holder, the Convertible Note shall be convertible into ordinary shares (“Conversion Shares”) of the Company. If the Company exercises its right to prepay the Convertible Note, the Company shall make payment to the holder of an amount in cash equal to 115% (the “Prepayment Premium”) multiplied by the then outstanding balance of the Convertible Note being prepaid. Subject to the approval set forth in the Convertible Note, the holder has the right to convert all or any portion of the outstanding balance into the ordinary shares of the Company, and the conversion price (the “Conversion Price”) should be calculated with a discount of forty percent (40%) of the lowest closing price of the last thirty (30) trading days immediately prior to the date of the conversion notice, provided that the Conversion Price shall not be lower than US$0.4.

The issuances of the Convertible Note was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended. The foregoing descriptions of the Convertible Note are summaries of the material terms of such agreements, do not purport to be complete and are qualified in their entirety by reference to the Convertible Note, which are attached hereto as Exhibit 10.1.

Financial Statements and Exhibits.

Exhibits

Exhibit No.	Description
10.1	Convertible Promissory Note dated December 20, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFOBIRD CO., LTD

Date: December 20, 2024	By:	/s/ Yiting Song
	Name:	Yiting Song
	Title:	Chief Financial Officer

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